SEGA®
SEGA CORPORATION
Corporate Planning Division
IR Department
2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
phone: +81-3-5736-7072 facsimile: +81-3-5736-7066

November 22, 2002

Securities and Exchange Commission
Office of International Corporate Finance
stop 3-9
450 Fifth Street, N.W.
Washington D.C 20549

Re: SEGA CORPORATION
Rule 12g3-2(b) Exemption No. 82-3439

Dear Sir/Madam:

On behalf of SEGA CORPORATION ("SEGA"), enclosed is the following document required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b)(1)(iii):

- Financial Statements for the Interim Period Ended September 30, 2002

If you have any question about the enclosed materials, please contact Shoichi Yamazaki, +81-3-5736-7072.

Sincerely yours,

S. Yamazaki

Shoichi Yamazaki
Officer
Corporate Planning Division
SEGA CORPORATION

dlw 12/2

02 NOV 27 AM 9:30

SEGA CORPORATION
Interim Financial Results
Consolidated Results for the Term ended September 30, 2002

Company Name: SEGA CORPORATION
TSE Code: 7964
(URL http;//www.sega.co.jp)
Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo
Further Information: Shoichi Yamazaki
Tel: +81-3-5736-7111

1. Consolidated Results for the term ended September 30, 2002

1) Consolidated Results

(millions of yen)

	Net Sales	Operating Income	Recurring Profit
First Half of FY 2003	95,144	4,607	4,019
First Half of FY 2002	97,792	5,779	5,134
FY 2002	206,334	14,201	12,471

(yen)

	Net Income (Loss)	Net Income (Loss) per share	Net Income per share after full dilution
First Half of FY 2003	1,014	6.57	6.57
First Half of FY 2002	(20,871)	(141.60)	-
FY 2002	(17,829)	119.15	-

(Notes) 1. Equity in gains (losses) of non-consolidated subsidiaries and affiliates
First Half of FY 2003: 554 millions of yen
First Half of FY 2002: (327) millions of yen
FY 2002: (827) millions of yen

2. Average number of shares issued during the term:
First Half of FY 2003: 154,518,735 shares
First Half of FY 2002: 147,395,123 shares
FY 2002: 149,632,551 shares

2) Consolidated Financial Data

(millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per share (yen)
First Half of FY 2003	223,573	89,126	39.9%	574.77
First Half of FY 2002	279,730	85,029	30.4%	561.75
FY 2002	243,910	83,570	34.3%	548.40

(Note) Average number of shares issued at the end of the term (Consolidated)
First Half of FY 2003 155,064,104 shares
First Half of FY 2002: 151,365,892 shares
FY 2002: 152,391,606 shares

3) Condolidated Cash Flows

(millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the term
First Half of FY 2003	8,442	9,342	(10,990)	58,968
First Half of FY 2002	(2,578)	12,125	27,387	74,449
FY 2002	9,349	(8,477)	13,488	52,750

4) Matters Relaterd to Consolidated Subsidiaries and Affiliates Accounted for using the Equity Method
Number of Consolidated Subsidiaries: 46
Number of Non-Consolidated subsidiaries accounted for using the Equity Method: 0
Number of Affiliates accoutned for using the Equity method: 5

5) Change of the Consolidated Subsidiaries and Affiliates Accounted for using the Equity Method
Number of Companies newly consolidated: 3
Number of Companies removed from consolidation: 7
Number of Companies newly accounted for using the Equity Method: 0
Number of Companies removed from Equity Method: 1

2. Forecast for Consolidated Financial Results for FY 2003

(millions of yen)

	Net Sales	Recurring Profit	Net Income
FY 2003	200,000	9,000	5,000

(Reference) Net income per share for FY 2003 is forecasted to be 32.24 yen.

SEGA CORPORATION
November 20, 2002

Consolidated Balance Sheets

SEGA CORPORATION and Consolidated Subsidiaries
As of September 31, 2001 and 2002, and the year ended March 31, 2002

(millions of yen)

ASSETS	2002.9	2001.9	2002.3
Current Assets:			
Cash and time deposits	58,977	74,643	62,756
Notes and accounts receivable	28,534	27,551	31,495
Inventories	12,170	11,975	9,645
Other current assets	10,702	14,280	9,911
Less allowance for doubtful accounts	(1,671)	(2,367)	(1,811)
Total current assets	108,713	126,083	111,998
Property and Equipment			
Amusement machines and facilities	12,294	13,309	11,549
Building and structure	20,906	22,428	21,200
Land	11,832	20,627	11,834
Others	4,477	5,228	4,808
Total property and equipment	49,511	61,593	49,393
Intangible Fixed Assets	5,833	11,627	6,266
Investments and Advances			
Investment in securities	32,222	47,953	46,166
Fixed Leasehold deposits	17,409	18,168	17,771
Other investments	17,485	19,013	18,966
Less allowance for doubtful accounts	(8,310)	(5,892)	(7,595)
Total investments and advances	58,807	79,241	75,308
Deferred Charges	707	1,184	943
Total Assets	223,573	279,730	243,910

(millions of yen)

LIABILITIES	2002.9	2001.9	2002.3
Current Liabilities:			
Notes and accounts payable	16,780	24,237	19,282
Short-term bank loans	3,185	16,885	29,208
Current portion of straight bonds	-	30,000	5,000
Current portion of long-term debt	5,280	27,636	1,740
Accrued expenses	12,549	12,895	17,882
Income taxes payable	1,072	3,326	4,823
Other current liabilities	11,776	12,200	10,988
Total current liabilities	50,644	127,182	88,925
Long-Term Liabilities			
Convertible bonds	56,807	60,863	59,908
Long-term debt	18,423	80	3,456
Deferred income taxes	2,513	451	2,042
Accrued employees' retirement benefits	3,649	3,316	3,414
Accrued retirement benefits for directors and corporate directors	109	83	98
Other	1,646	1,841	1,627
Total long-term liabilities	83,148	66,636	70,547
Total Liabilities	133,793	193,819	159,473
Minority Interests in Consolidated Subsidiaries	654	881	866
Shareholders' Equity			
Common stock	-	124,775	125,406
Additional paid-in capital	-	124,287	124,916
Adjustment on revaluation of land	-	-	(9,280)
Accumulated deficit	-	121,079	118,037
Unrealized gain (loss) on investments in securities	-	(486)	2,586
Translation adjustment	-	(8,822)	(8,435)
Treasury stock	-	(33,573)	(33,585)
The Company's stock held by subsidiaries	-	(72)	-
Total Shareholders' Equity	-	85,029	83,570
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	-	279,730	243,910
Shareholders' Equity			
Common stock	127,582	-	-
Additional paid-in capital	2,171	-	-
Retained earnings	7,792	-	-
Adjustment of revaluation of land	(9,280)	-	-
Unrealized gain on investments in securities	2,984	-	-
Translation adjustment	(8,509)	-	-
Treasury stock	(33,614)	-	-
Total Shareholders' Equity	89,126	-	-
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	223,573	-	-

Consolidated Statement of Operations

SEGA and Consolidated Subsidiaries

For the term ended September 31, 2001 and 2002, and the year ended March 31, 2002

(millions of yen)

	2002.9	2001.9	2002.3
Net Sales	95,144	97,792	206,334
Cost of Sales	68,663	67,820	144,716
Gross profit	26,481	29,972	61,617
Selling, General and Administrative Expenses	21,873	24,192	47,416
Operating income	4,607	5,779	14,201
Non-Operating Income	1,120	2,017	2,348
Interest received	129	248	513
Equity in gains of non-consolidated subsidiaries and affiliates	554	-	-
Value-added tax exempted	-	346	732
Others	436	1,421	1,101
Non-Operating Expenses	1,708	2,662	4,078
Interest expense	433	1,156	1,712
Amortization of bond and note issue expenses	235	240	481
Lloss on foreign exchange	553	216	358
Equity in losses of non-consolidated subsidiaries and affiliates	-	327	827
Others	485	720	696
Recurring Profit	4,019	5,134	12,471
Extraordinary Income			
Gain on sale of investments in securities	3,075	2,509	2,181
Gain on donated assets from Mr. Okawa	-	1,666	1,666
Others	771	952	2,280
Extraordinary Loss			
Loss on sale or disposal of property and equipment	256	2,710	2,796
Impairment charge on goodwill	-	-	4,378
Loss on valuation of investments in securities	980	24,934	6,235
Loss on settlement of donated assets from Mr. Okawa	2,681	-	16,725
Provision for doubtful accounts	677	-	-
Others	364	1,134	2,757
Income (Loss) before income taxes and minority interests in earnings of consolidated subsidiaries	2,905	(18,516)	(14,293)
Income taxes			
Current	864	1,854	4,325
Deferred	997	397	(951)
Minority interests in Earnings of Consolidated Subsidiaries	28	103	161
Net Income (Loss)	1,014	(20,871)	(17,829)

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan
2. Figures less than ¥1million have been omitted

Consolidated Statements of Capital Surplus

SEGA CORPORATION and Consolidated Subsidiaries

For Six Months ended September 31, 2001 and 2002, and the year ended March 31, 2002

(millions of yen)

	2002.9	2001.9	2002.3
Deficit at Beginning of the Term	–	100,185	100,185
Increase in Deficit			
Directors' Bonus	–	23	23
Net Loss for the Term	–	(20,871)	(17,829)
Deficit at End of the Term	–	(121,079)	(118,037)
(Capital Surplus)			
Captal Surplus at Beginning of the Term	124,916	–	–
Incrrerase in Capital Surplus			
Conversion of convertible bonds	1,548	–	–
Exercise of warrants	622	–	–
Decrease in Capital Surplus			
Decrease in capital surplus due to disposition of losses	124,916	–	–
Capital Surplus at End of the Term	2,171	–	–
(Retained Earnings)			
Deficit at Beginning of the Term	118,037	–	–
Increase in Retained Earnings			
Net Income for the Term	1,014	–	–
Increase in retained earnings due to disposition of losses	124,916	–	–
Decrease in Retained Earnings			
Directors' Bonus	101	–	–
Retained Earnings at End of the Term	7,792	–	–

Consolidated Statements of Cash Flows

SEGA CORPORATION and Consolidated Subsidiaries

For Six Months ended September 31, 2001 and 2002, and the year ended March 31, 2002

(millions of yen)

	2002.9	2001.9	2002.3
Cash Flows from Operating Activities:			
Income (Loss) before income taxes and minority interests in earnings of consolidated subsidiaries	**2,905**	(18,516)	(14,293)
Depreciation and amortization	**7,062**	8,204	18,589
Transfer of amusement machines and facilities from investing activities	**(2,773)**	(4,278)	(8,005)
Provision for doubtful accounts	**644**	(2,230)	(557)
Increase in accrued employees' retirement benefits	**233**	198	301
Interest and dividend income	**(148)**	(447)	(678)
Interest expense	**433**	1,156	1,712
Equity in loss of non-consolidated subsidiaries and affiliates	**(554)**	327	827
Amortization of excess investment costs over net assets of consolidated subsidiaries	**83**	294	-
Impairment of goodwill	**-**	-	4,378
Loss on sale of property and equipment	**0**	2,097	-
Loss on disposal of property and equipment	**256**	613	690
Gain on sale of investments in securities	**(3,075)**	(2,509)	(2,181)
Loss on valuation of investments in securities	**980**	24,934	6,235
Gain on donated assets from Mr. Okawa	**-**	(1,666)	(1,666)
Gain on disposal of donated assets	**2,681**	-	16,725
Decrease (increase) in notes and accounts receivable	**1,602**	(5,066)	(9,359)
Decrease in inventories	**(2,359)**	4,428	8,913
Decrease in notes and accounts payable	**(926)**	(3,814)	(7,258)
Others	**(6,223)**	(5,129)	3,854
Sub-total	**824**	(1,405)	18,227
Interest and dividends received	**216**	366	811
Interest paid	**(452)**	(1,268)	(2,078)
Payments for additional benefits for retirees	**-**	(710)	(710)
Cash donated from Mr. Okawa	**-**	1,204	1,204
Payment on disposal of donated assets	**11,841**	-	(6,959)
Income taxes paid	**(3,986)**	(763)	(1,145)
Net cash used in operating activities	**8,442**	(2,578)	9,349
Cash Flows from Investing Activities:			
Payments for time deposits	**-**	-	(10,006)
Proceeds from cancellation of time deposits	**10,000**	-	-
Payments for purchases of property and equipment	**(4,581)**	(1,943)	(3,672)
Proceeds from sales of property and equipment	**315**	1,953	2,232
Payments for purchases of investments in securities	**(59)**	(576)	(1,069)
Proceeds from sales of investments in securities	**4,267**	4,695	3,947
Payments for advances	**(157)**	(8)	(254)
Proceeds from collections of advances	**234**	8,189	534
Payments for fixed leasehold deposits	**(1,107)**	(552)	(1,387)
Proceeds from collections of fixed leasehold deposits	**827**	1,145	3,158
Others	**(397)**	(775)	(1,958)
Net cash Provided by (used in) investing activities	**9,342**	12,125	(8,477)
Cash Flows from Financing Activities:			
Decrease in short-term bank loans, net	**(25,705)**	(21,349)	(15,825)
Proceeds from long-term debt	27,120	331	5,080
Repayment of long-term debt	**(8,613)**	(169)	(261)
Payments on redemption debentures	**(5,000)**	-	(25,000)
Proceeds from issuance of convertible bonds	**-**	48,584	48,584
Payments on redemption of convertble bonds	**-**	(20)	(20)
Dividends paid	(8)	(19)	(28)
Proceeds from exercise of stock option	**1,245**	-	335
Others	**(28)**	30	623
Net cash provided by financing activities	(10,990)	27,387	13,488
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(577)	(119)	757
Net incrarase (decrease) in Cash and Cash Equivalents	6,217	36,816	15,118
Cash and Cash Equivalents at Beginning of the Term	52,750	37,632	37,632
Cash and Cash Equivalents at End of the Term	58,968	74,449	52,750

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than ¥1million have been omitted.

Segment Information

I. Business Segment Information

(millions of yen)

Six months ended September 30, 2002	Amusement machine sales	Amusement center operations	Consumer business	Total	Eliminations/ Corporate	Consolidated Total
Sales to outside customer	30,249	34,904	29,990	95,144	–	95,144
Intersegment sales/transfers	8,547	35	0	8,583	(8,583)	–
Total	38,797	34,940	29,991	103,728	(8,583)	95,144
Cost of sales and operating expenses	32,284	30,375	35,139	97,799	(7,262)	90,537
Operating income (loss)	6,512	4,564	(5,148)	5,928	(1,321)	4,607

(millions of yen)

Six months ended September 30, 2001	Amusement machine sales	Amusement center operations	Consumer business	Total	Eliminations/ Corporate	Consolidated Total
Sales to outside customer	25,816	34,970	37,006	97,792	–	97,792
Intersegment sales/transfers	10,007	–	4	10,011	(10,011)	–
Total	35,823	34,970	37,010	107,804	(10,011)	97,792
Cost of sales and operating expenses	33,791	29,367	37,881	101,040	(9,027)	92,012
Operating income (loss)	2,031	5,603	(870)	6,764	(984)	5,779

(millions of yen)

Year ended March 31, 2002	Amusement machine sales	Amusement center operations	Consumer business	Total	Eliminations/ Corporate	Consolidated Total
Sales to outside customer	52,663	68,533	85,136	206,334	–	206,334
Intersegment sales/transfers	19,516	469	12	19,998	(19,998)	–
Total	72,180	69,003	85,148	226,332	(19,998)	206,334
Cost of sales and operating expenses	70,223	60,888	79,570	210,683	(18,550)	192,132
Operating income (loss)	1,956	8,114	5,578	15,648	(1,447)	14,201

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than ¥1million have been omitted.

(millions of yen)

Six months ended September 30, 2002	Japan	North America	Europe	Total	Eliminations	Consolidated total
Net Sales to:						
Outside customers	82,374	10,152	2,617	95,144	–	95,144
Intersegment sales/transfers	3,530	6,300	3	9,835	(9,835)	–
Total	85,905	16,453	2,621	104,980	(9,835)	95,144
Cost of sales and operating expenses	77,448	19,078	3,243	99,770	(9,233)	90,537
Operating income (loss)	8,457	(2,625)	(662)	5,209	(601)	4,607

(millions of yen)

Six months ended September 30, 2001	Japan	North America	Europe	Total	Eliminations	Consolidated total
Net Sales to:						
Outside customers	77,841	13,623	6,328	97,792	–	97,792
Intersegment sales/transfers	6,705	1,295	9	8,010	(8,010)	–
Total	84,546	14,918	6,337	105,803	(8,010)	97,792
Cost of sales and operating expenses	74,989	15,468	7,477	97,936	(5,923)	92,012
Operating income (loss)	9,557	(549)	(1,139)	7,867	(2,087)	5,779

(millions of yen)

Year ended March 31, 2002	Japan	North America	Europe	Total	Eliminations	Consolidated total
Net Sales to:						
Outside customers	160,090	34,302	11,941	206,334	–	206,334
Intersegment sales/transfers	14,368	6,174	16	20,559	(20,559)	–
Total	174,458	40,477	11,958	226,893	(20,559)	206,334
Cost of sales and operating expenses	152,336	41,064	13,467	206,868	(14,735)	192,132
Operating income (loss)	22,121	(587)	(1,508)	20,025	(5,823)	14,201

(Notes) 1. Division by country or region is based on geographical proximity.
2. Main country and reginal division other than Japan
North America: U.S.A.
Europe: U.K., France, Spain, Germany

III. Overseas Sales Information

(millions of yen)

Six months ended September 30, 2002	North America	Europe	Others	Total
Overseas sales	12,681	4,570	1,498	18,750
Consolidated net sales	–	–	–	95,144
Ratio of overseas sales to consolidated sales	13.3%	4.8%	1.6%	19.7%

(millions of yen)

Six months ended September 30, 2001	North America	Europe	Others	Total
Overseas sales	15,415	7,375	2,750	25,541
Consolidated net sales	–	–	–	97,792
Ratio of overseas sales to consolidated sales	15.8%	7.5%	2.8%	26.1%

(millions of yen)

Year ended March 31, 2002	North America	Europe	Others	Total
Overseas sales	44,972	16,142	3,992	79,250
Consolidated net sales	–	–	–	206,334
Ratio of overseas sales to consolidated sales	21.8%	7.8%	1.9%	31.5%

(Notes) 1. Division by country or region is based on geographical proximity.
2. Main country and reginal division other than Japan
North America: U.S.A.
Europe: U.K., France, Spain, Germany
Others: Australia, Singapore

SEGA CORPORATION
November 30, 2002

SEGA CORPORATION
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR SIX MONTHS ENDED SEPTEMBER 30, 2002 AND 2001, AND THE YEAR ENDED MARCH 31, 2002

(millions of yen)

	Six months ended September 30		Year ended March 31
	2002	2001	2002
INCOME STATEMENTS			
Net sales	49,071	50,125	106,550
Cost of sales	37,266	39,638	82,029
Gross profit	11,804	10,486	24,520
SG&A expenses	9,417	8,870	20,157
Operating income	2,387	1,615	4,362
Non-operating income	2,109	2,528	4,117
Non-operating expenses	2,112	2,534	3,761
Recurring profit	2,384	1,609	4,718
Extraordinary gain	3,089	4,073	8,439
Extraordinary loss	5,782	33,526	33,534
Loss before income taxes	308	27,842	20,375
Income taxes	(1,813)	80	391
Net income (loss) for the period	1,504	(27,922)	(20,766)
Net income (loss) per share (yen)	9.74	(189.15)	(138.66)

(millions of yen)

	As of September 30		As of March 31
	2002	2001	2002
BALANCE SHEETS			
ASSETS			
Current assets	83,402	91,529	77,133
Property and equipment	27,808	37,772	28,232
Intangible fixed assets	3,487	4,343	3,736
Investments and advances	69,347	104,603	104,511
Deferred assets	707	1,184	943
Total assets	184,752	239,433	214,557
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	34,601	97,534	65,803
Long-term liabilities	63,846	64,452	68,787
Shareholders' equity	86,304	77,446	79,966
Total liabilities and shareholders' equity	184,752	239,433	214,557

Note: The above financial information was prepared using accounting principles generally accepted in Japan.

1. Management Policy

1. Basic Management Policy

In line with the Structural Reform Plan launched in April 2001, SEGA is proceeding with the reform of its operational and financial structures.

The Company is endeavoring to elevate its profitability and bolster its financial structure by revitalizing the domestic market and capturing worldwide markets in Amusement Machine Sales, cultivating new markets and expanding its business in Amusement Center Operations, and working to establish a highly profitable framework in the Consumer Business.

2. Profit Sharing Policy

SEGA regards providing shareholders with a return on their investment as one of its critical management policies. Our basic policy in this regard is to give full attention to our financial position and the future development of our business activities, set aside an appropriate amount of retained earnings, and then return a portion of profits to our shareholders based on performance.

3. Medium- and Long-Term Management Strategies and Tasks Ahead

In the Amusement Business, the operational reforms of Amusement Machine Sales and Amusement Center Operations is proceeding at a substantially quicker pace than outlined in the Structural Reform Plan.

The period under review marks the first half of the Consumer Business's first actual fiscal year in which the Company provides software for multiple platforms throughout the entire year. However, the Company was forced to make significant revisions to its initial sales plan for the current fiscal year after taking into consideration software sales results and regional market conditions during the interim period under review.

Nevertheless, we do not expect any major changes in our growth scenario as we are already conducting our business in line with a revised plan that was created after the situation was analyzed to identify the underlying tasks.

(1) Consumer Business Strategies

During the period under review, results fell markedly short of our initial targets. This is attributable to factors that included overconfidence regarding performance due to strong sales of multiplatform titles in the second half of the previous fiscal year, which led the Company to believe that the title portfolio and sales plan for the period under review could be easily achieved as well as confidence in and excessive expectations related to sales of SEGA Sports titles in North America. Furthermore, SEGA is reforming its current operational structure, and the process of shifting from a platform holder to a software publisher and the speed of the reform were major factors affecting performance.

Thus, SEGA will accelerate operational reform in Japan, North America, and Europe in line with the Structural Reform Plan. The Company considers the swift improvement of the operational structure and expansion of sales volume the most important problems to be solved and will take concrete steps to improve and enhance operations.

1) Lower the breakeven point and rapidly establish an operational structure that will fit into the framework

•Revise title portfolio (narrow down the number of titles, enhance management)

•Reduce promotional and other costs

•Boost the profitability of SEGA Sports

2) Expand sales volume by enhancing title portfolio

•Develop strong titles that rank No. 1 or No. 2 in each genre

•Develop blockbuster titles

•Reform development studios

(2) Amusement Business Strategies

Having affirmed its status as the leader in the amusement industry, SEGA will propel the industry to further growth by exercising its philosophy of creating new forms of recreation and stimulating the entire industry as the market leader.

In Amusement Machine Sales, SEGA will expand its market share in Japan by assessing the market scale and growth potential of every product category and providing a full product lineup, spanning everything from mainstay items to the latest products in every product category, including video games, medal games, prize machines, and sticker-printing machines. In addition, SEGA is contributing to the amusement industry's growth by continuing to provide such revolutionary new products as *World Club Champion Football Serie A 2001-2002* and *Virtua Fighter 4 Evolution* and working to build partnerships based on shared strategies with amusement center operators.

Overseas, SEGA will gain further shares of the world's markets by providing outstanding SEGA products to the street operation market found in North America and Europe through striving to reduce the cost of circuit boards and machines. It also hopes to cultivate and foster new markets through the introduction of products that have received excellent reviews from trials held in North America and Europe. These products include *Derby Owners Club*, *Virtua Fighter 4 Evolution*, and *Initial D: Arcade Stage*—all of which were huge hits in Japan.

In Amusement Center Operations, SEGA will establish clear criteria for investing related to machines, maintaining the interiors and exteriors of facilities, and the opening of new facilities targeting the creation of new markets. It will renovate existing facilities and open new ones in line with the established investment criteria. In addition, we will enhance the quality and breadth of our services, and create and expand new markets by developing services that make use of new technologies.

4. Policy Regarding the Improvement of the Management Structure

Although we have adopted an Executive Officer System, we will establish management committees delineated by business area to bolster corporate governance and expedite the formation and implementation of strategies in each business.

2. Operating Results

1. Overview of the Interim Period Ended September 30, 2002

SEGA has been proceeding with the implementation a Structural Reform Plan, making efforts to improve its profitability through business innovation and strengthening its financial structure through financial reforms.

Regarding the Amusement Business, SEGA has achieved its initial targets for both Amusement Machine Sales and Amusement Center Operations. However, it fell far short of the initial targets set for the Consumer Business.

Consolidated net sales for the interim period (of the year ending March 31, 2003) were ¥95,144 million (a decrease of 2.7% compared with the same period of the previous fiscal year). Of this amount, domestic sales accounted for ¥82,374 million (up 5.8%,) and overseas sales accounted for ¥12,769 billion (down 36.0%), resulting in operating income of ¥4,607 million (a fall of 20.3%) and recurring profit of ¥4,019 million (down 21.7%).

In addition, the Company recorded extraordinary profit of ¥3,847 million, including ¥3,075 million from gain on sale of investments in securities and ¥771 million from others.

In addition, SEGA recorded extraordinary losses of ¥4,961 million, including ¥2,681 million in loss on the disposal of donated assets, ¥980 million in loss on valuation of investments in securities, ¥677 million of provision for doubtful accounts.

As a result, net income for the period was ¥1,014 million (net loss for the same period of the previous fiscal year was ¥20,871 million).

SEGA has adopted the consolidated tax payment system, which was available from this year.

As the Company is in the process of initiating structural reforms, there will be no dividends paid for this period under review. We would request that our shareholders please accept our apologies.

2.Performance by Business Segment

Amusement Machine Sales

Net sales: ¥30,249 million (up 17.2% from the same period of the previous fiscal year)

Operating income: ¥6,512 million

Domestic marketing operations yielded record sales far exceeding initial targets by supplying products in all genres that included new products,

mainstay products, and prize products.
In particular, *World Club Champion Football Serie A 2001-2002*, an innovative game that provides a new way of playing utilizing trading cards, became a leading seller in the industry, contributing greatly to the earnings.

The Company also greatly boosted sales by supplying representative products that activated the industry in each category, such as the video game machine *Virtua Fighter 4 Evolution*, the medal game machine *Star Horse 2002*, the prize game machine *UFO Catcher 7* and the sticker-printing machine *Junshin Bisha*.
In the prize products market as well, SEGA boosted its earnings by supplying attractive character products and through the successful pursuit of collaboration with other companies.

Regarding overseas operations, the Company has been improving its profitability steadily. However, its European gaming business recorded losses during the period due to the postponement of the release of new models and titles as well as market confusion due to the introduction of the Euro currency.

Amusement Center Operations

- Net sales: ¥34,904 million (down 0.2% from the same period of the previous fiscal year)
- Operating income: ¥4,564 million

Customers tended to stay away from amusement facilities for a while until July 2002 due to the World Cup Soccer events and hot summer weather. However, after August 2002, existing amusement facilities saw a boost in revenues in the wake of the introduction of SEGA's *World Club Champion Football Serie A 2001-2002* and *Virtua Fighter 4 Evolution*, which proved industry leading products. Its sales remained at almost same level as the same period of the previous fiscal year.
During the period under review, the Company launched 14 new amusement facilities which recorded favorable sales trends. In particular, "Club SEGA Makuhari" is providing new services and has set up an entire floor dedicated to the "SEGA's Stuffed Doll Shop," which provides prizes (through prize machines such as *UFO Catchers* as well as the sale of prize products themselves). The customer response has been very favorable.

Consumer Business

Net sales: ¥29,990 million (down 19.0% from the same period of the previous fiscal year)

Operating loss: ¥5,148 million

The sales volume of software during the interim period was as follows: 20 titles and 810 thousand copies in Japan (initial targets: 23 titles and 1,140 thousand copies), 18 titles and 2,560 thousand copies in North America (targets: 21 titles and 3,600 thousand copies) and 8 titles and 1,200 thousand copies in Europe (targets: 10 titles and 1,460 thousand copies), for a total of 46 titles and 4,570 thousand copies (targets: 54 titles and 6,200 thousand copies).

The effects of the postponement of the release of some titles scheduled for release during the interim period and discontinuation of other titles led to a shortfall in sales of 240 thousand copies in Japan, 260 thousand copies in the United States and 600 thousand copies in Europe, for a total of 1,100 thousand copies.

On the domestic market, initial targets could not be met due to the severe market conditions, although some titles did well, including *Phantasy Star On-Line Episodes 1 & 2* for Nintendo GAMECUBE.

In North America market, results fell far short of initial targets. In particular, SEGA Sports *NFL2K3* which won the Best Sports Game Award at the E3 Show (Electronic Entertainment Expo) was released on multiple platforms. Although initial shipments were favorable, actual sales fell short of projections, and shipments leveled off later in the period.

To increase the availability of *NFL2K3* among a greater number of users, the Company decided to revise the product's price before the coming holiday season, which is the year's biggest sales season. The necessary accounting procedures have been taken during this period.

3. Outlook for the Year

SEGA expects that future economic conditions will be grave, with business results sagging further in Japan due to deflation and shrinking consumer spending in the United States. Given these circumstances, SEGA would like to further proceed with the implementation of its Structural Reform Plan.

Particularly in the Consumer Business, SEGA will make it its primary goal achieving profitability by improving the business structure and reviewing the title lineups.

Regarding Amusement Machine Sales in Japan, SEGA will work to further expand its market share through such measures as continuing to introduce superior products in each category and by launching a new network service through the release of *MJ*, the SEGA 4-Person Mahjong Machine

In overseas Amusement Machine Sales, the Company expects to acquire new markets through the sale of products aimed at market sectors as street operations and the introduction of such products as *Derby Owners Club*, which have proven popular in Japan.

Amusement Center Operations are expected to record favorable sales trends, owing to SEGA's large and medium-sized facilities' efficiency as well as high service capacity and operating capacity, and because the favorable effects of the introduction of new SEGA products particularly *World Club Champion Football Serie A 2001-2002* and *Virtua Fighter 4 Evolution* are expected to continue.

As for Consumer Business in Japan, the Company has thoroughly reviewed its sales targets, taking into account the sharpening of the consumers' product purchase preferences, a shortage of brand-new titles, and the postponement of the release of major titles to the next period.

As for the Consumer business in North America, the Company has revised sales targets, taking into account the sales for the period under review as well as the increasing concerns regarding a shrinking of consumer spending during the holiday season.

Given the foregoing, software sales (in terms of sales units) for the entire term are projected to be 3,290 thousand units in Japan, 6,690 thousand units in North America and 2,620 thousand units in Europe, for a total of 12,600 thousand million. (The initial targets for the year were 7,080 thousand units in Japan, 9,400 thousand units in North America and 3,520 thousand units in Europe, for a total of 20,000 thousand units.) The effects of the postponement of the release of certain titles to the next year as well as the discontinuation of others will be as follows in terms of copies sold: 1,530 thousand units in Japan, 350 thousand units in North America, and 1,160 thousand units in Europe, for a total of 3,040 thousand units.

Based on the above, the consolidated results for the year ending March 31, 2003 are projected to be net sales of ¥200 billion, recurring profit of ¥9 billion and net income of ¥5 billion. Net income is expected to be in the black for the first time in six fiscal years.

4. Financial condition

As for financial reform, SEGA has steadily been proceeding with the

reorganization and liquidation of assets such as through the reorganization of investment and sale of investments in securities. In addition, the Company's efforts to improve net cash (i.e., cash and deposits minus interest-bearing debt) are proceeding as planned owing to improvement of the free cash flows and reduction of interest-bearing debt.

During the interim period, the Company was able to generate free cash flows of ¥17,784 million (the total of cash flows provided by operating activities of ¥8,442 million and that provided by investment activities of ¥9,342 million). SEGA has reduced interest-bearing debt ¥15,616 million, to ¥83,696 million at the end of the interim period (¥99,313 million at the end of the previous fiscal year.)

Of the donated assets from the late Mr. Isao Okawa, former chairman and president of the Company, ¥11,841 million was disposed during the period.

As a result, net debt at the end of the period was ¥24,719 million (compared with ¥36,556 million at the end of previous fiscal year), an improvement of ¥11,837 million.

The Company has also reviewed the its bank transactions. It has entirely repaid in advance the existing bank loans for the discontinued Dreamcast business, and has been implementing a new financing policy in keeping with cash flows from each of its business.